Exhibit 4.2

FIRST AMENDMENT TO THE

WHERENET 1997 STOCK OPTION PLAN

WHEREAS, WhereNet Corp. (the “Company”) maintains the WhereNet 1997 Stock Option Plan (the “Plan”); and

WHEREAS, Zebra Technologies Corporation will acquire all of the common stock of the Company and, therefore, it is necessary and desirable to amend the Plan; and

WHEREAS, pursuant to Sections 4.2 and 13 of the Plan, the Board of Directors of the Company desires to amend the Plan effective as of the Closing Date set forth in the Agreement and Plan of Merger, dated as of January 11, 2007, by and among Zebra Technologies Corporation, Waldo Acquisition Corp. and WhereNet Corp.

NOW, THEREFORE, the Plan is amended, effective as of the Closing Date, as follows:

1.	Section 1.1 of the Plan is amended to read as follows:

“1.1     Establishment and Assumption.   The WhereNet 1997 Stock Option Plan (the “Plan”) was established effective as of February 21, 1997 (the “Effective Date).” The Plan and any underlying option agreements are assumed by Zebra Technologies Corporation as of the Closing Date, as defined in that certain Agreement and Plan of Merger, dated as of January 11, 2007, by and among Zebra Technologies Corporation, Waldo Acquisition Corp. and WhereNet Corp. (“Closing Date”).”

2.	Section 1.4 of the Plan is added to the Plan to read as follows:

“1.4     No New Grants.   No Options shall be granted on or after the Closing Date.”

3.	Section 2.1(d) of the Plan is amended to read as follows:

“(d) “Company” means Zebra Technologies Corporation, a Delaware corporation, or any successor corporation thereto.”

4.	Section 2.1(t) of the Plan is amended to read as follows:

“Stock” means the Class A Common Stock, par value $.01 per share, of the Company, as adjusted from time to time in accordance with Section 4.2.”

5.	Sections 3.1, 3.3 and 7.4 of the Plan are amended by changing all references to “the Board” therein to “the Committee.”

6.	The first sentence of Section 4.1 of the Plan is amended to read as follows:

“Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be One Hundred Thirty-Two Thousand Five Hundred Forty-Two (132,542) and shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof.”

7.	Section 5.1 of the Plan shall be amended by adding the following at the end thereof:

“Notwithstanding the preceding sentences, no Options shall be granted to Employees, Consultants or Directors on or after the Closing Date.”

8.	The first sentence of Section 6.3(a) of the Plan is amended to read as follows:

“Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made (i) in cash, by check, or cash equivalent, (ii) by tender to the Company of shares of Stock owned by the Optionee having a Fair Market Value (as determined by the Company without regard to any restrictions on transferability applicable to such Stock by reason of federal or state securities laws or agreements with an underwriter for the Company) not less than the exercise price, (iii) by the assignment of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System) (a “Cashless Exercise”), or (iv) by any combination thereof.”

9.	Section 6.3(d) of the Plan is deleted in its entirety.

IN WITNESS WHEREOF, the Company has caused this First Amendment to be executed on its behalf as of the      day of                     , 2007.

WHERENET CORP.

By:

Its: